Christopher Swenson
Interim Chief Business Officer

Chris Swenson serves as Nemucore's interim Chief Business Officer and is focused on advising the company on financing and other strategic initiatives.

Swenson joined Nemucore from Piper Jaffray where he was the head of healthcare private equity placements and member of the Piper Jaffray capital advisory team. At Piper Jaffray he focused on the private placement of equity and equity-linked securities for the firm's clients and leads the team's effort within the healthcare sector. Previous to Piper Jaffray, Swenson was a director with MTS Health Partners, a healthcare focused merchant bank, where he focused on privately negotiated financings. Previously, he was with the private equity placements group at Banc of America Securities and was an equity research analyst with MicroCapital, a micro-cap growth hedge fund. Prior to MicroCapital, Swenson was an investment banking associate with Robertson Stephens. Swenson began his professional career as a corporate and transactional attorney.

Swenson holds a bachelor's degree in economics from the University of California, Berkeley, a Juris doctorate degree from Pepperdine University School of Law, and Master of Business Administration degree from the Kellogg School of Management at Northwestern University.